Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Sponsor and Trustee

World Gold Trust:

We consent to the incorporation by reference in the registration statement (No. 333-229381) on Form S-1 of SPDR® Gold MiniSharesSM Trust (“GLDM”), a series of World Gold Trust (the “Trust”), of our report dated December 10, 2019, with respect to the statements of financial condition of GLDM, including the schedules of investment, as of September 30, 2019 and 2018 and the related statements of operations, cash flows and changes in net assets for the year ended September 30, 2019, and the period from June 26, 2018 (commencement of operations) to September 30, 2018, and the related notes, which report appears in the September 30, 2019 annual report on Form 10-K of the Trust. We also consent to the reference to our firm under the heading “Experts” in the above noted registration statement.

/s/ KPMG LLP

New York, New York

December 10, 2019